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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                        Commission File Number: 000-18847

                              HOME FEDERAL BANCORP
             (Exact name of registrant as specified in its charter)

                 501 Washington Street, Columbus, Indiana 47201
                                 (812) 522-1592
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                          Common Share Purchase Rights*
            (Title of each class of securities covered by this Form)

                         Common Stock, without par value
       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)      [X]             Rule 12h-3(b)(1)(i)      [  ]
Rule 12g-4(a)(1)(ii)     [ ]             Rule 12h-3(b)(1)(ii)     [  ]
Rule 12g-4(a)(2)(i)      [ ]             Rule 12h-3(b)(2)(i)      [  ]
Rule 12g-4(a)(2)(ii)     [ ]             Rule 12h-3(b)(2)(ii)     [  ]
                                         Rule 15d-6               [  ]

Approximate number of holders of record as of the certification or notice date:
 None

         Pursuant to the requirements of the Securities Exchange Act of 1934,
Home Federal Bancorp has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: March 14, 2005                            By:/s/ Lawrence E. Welker
                                                Lawrence E. Welker
                                                Home Federal Bancorp

*The Common Share Purchase Rights expired on November 22, 2004, pursuant to the terms of the Rights Agreement, dated November 22, 1994, between Home Federal
Bancorp and Bank One, Indianapolis N.A., as rights agent.